EX-99.B-77D

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

Ivy Funds Variable Insurance Portfolios

Supplement dated December 13, 2012 to the

Ivy Funds Variable Insurance Portfolios Statement of Additional Information

dated April 30, 2012

and as supplemented June 4, 2012

The following is added as a new paragraph prior to the first full paragraph of the “Taxation of the Portfolios – General” section on page 86:

A Portfolio may invest in one or more wholly owned subsidiaries as special purpose entities to hold certain investments that, if held directly by the Portfolio, might not generate Qualifying Income. Any such special purpose entity likely would be subject to U.S. Federal income tax, resulting in a reduced after-tax yield on the investment return of the assets held by it, as compared with a direct investment by the Portfolio in such assets.